Mail Stop 4561
Via Fax (630) 372-8077

September 12, 2008

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

> Re: **PCTEL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 21, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 28, 2008**
> **Forms 8-K filed on February 19, 2008 and April 24, 2008**
> **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed your response letter dated August 22, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 12, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 10. Commitments and Contingencies, page 60

1.   We note your response to prior comment 2 where you indicate that the consideration to dismiss the patent litigation (Agere Settlement Agreement) and the separate perpetual license (Agere License Agreement) are two deliverables considered as one unit of accounting under paragraph 9 of EITF 00-21. Since EITF 00-21 is applicable for arrangements with multiple revenue deliverables,

explain to us why you believe the nature of the Settlement Agreement qualifies as a revenue element that can be combined with the License Agreement under EITF 00-21. Please provide the terms and conditions of the Settlement Agreement in support of your view.

2.   Absent a persuasive conclusion that both deliverables are revenue elements within the scope of EITF 00-21, the allocation guidance in EITF 00-21 may be useful to determine how to allocate consideration paid among revenue or non-revenue elements in a litigation settlement using relative fair values. In this regard, the presence of any litigation associated with a settlement agreement would be a separate measurable and recognizable element requiring a fair value allocation of the consideration. Where one of the elements of the arrangement cannot be valued, such as the settlement element, it may be appropriate to use a residual approach and determining the fair value of the license element using a reasonable valuation methodology.

3.   We also note that prosecuting patent infringement litigation and obtaining settlements to that litigation (i.e. license agreements) are all activities undertaken by the Company in the "ordinary course of your principle licensing business," which you argue is the reason why you classified the settlement with Agere Systems as revenue. Considering your current license revenue business model, please explain further why you have not classified the related litigation expense in cost of revenue. In this regard, we note your statement that "such costs are incurred in the ordinary course of a technology license business model." The Company's business model, however, is specifically focused on obtaining license agreements through the threat or prosecution of patent litigation and therefore it is unclear how you can exclude the costs of such litigation from cost of revenues. Please explain further and, in your response, tell us the accounting guidance you considered in your assessment and tell us the amount of legal expense incurred by your Licensing segment for all periods presented.

Definitive Proxy Statement filed April 28, 2008

Compensation Discussion and Analysis

Short Term Incentive Plan, page 26

4.   We note your response to comment 4 of our letter dated August 12, 2008. Pursuant to your discussion with the Staff on September 10, 2008, please provide us with revised disclosure regarding how difficult it will be for your business units to achieve the undisclosed performance targets in the current year.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3735 or Barbara C. Jacobs, Assistant Director, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief